Dashible, Inc.
Statements of Changes in Shareholders' Deficit
From February 19, 2019 (Inception) to December 31, 2020
(Unaudited)

	Common Stock		Paid-in-Capital	Retained Deficit	Total Shareholders' Deficit
	Shares	Amount			
Balance, February 19, 2019 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of founder shares	1,000,000	10	-	-	10
Issuance of Vested Options	12,500	0	-	-	-
Issuance of SAFE notes	-	-	15,000	-	15,000
Net loss	-	-	-	(27,838)	(27,838)
Balance, December 31, 2019	1,012,500	$ 10	$ 15,000	$ (27,838)	$ (12,828)
Issuance of SAFE notes			5,000		5,000
Net loss				(4,456)	(4,456)
Balance, December 31, 2020	1,012,500	$ 10	$ 20,000	$ (32,295)	$ (12,285)